Exhibit 19.1

Fellow Stockholders:

"The Adventure Continues" was the theme of Tellabs' January sales meeting and of our recently published 1997 annual report. That theme was certainly appropriate for the first quarter of 1998, as the company continued the trends of revenue and earnings growth that have typified its performance over the past several years. Revenue in the quarter amounted to $327.5 million, a record high for first quarter sales and a
32.5 percent increase over revenue of $247.1 million in the first quarter a year ago. As usual, sales of the TITAN (a registered trademarks of Tellabs Operations, Inc.) 5500 digital cross-connect system led the way, increasing by 40 percent over sales in the first quarter of 1997. Echo canceller sales were particularly robust during the quarter, and sales of the MartisDXX (a registered Finnish trademark of Tellabs Oy) system were up too, despite a persistently difficult market.

Net earnings for the quarter amounted to $68.2 million, just over 8 percent above earnings in the first quarter a year ago. First-quarter earnings a year ago, however, benefited from a sale during the quarter of stock held by the company as an investment that added $13.9 million to the bottom line. Excluding that income, earnings this quarter were up 38.6 percent over those a year ago. Earnings per share on a diluted basis - a phrase you will have to become accustomed to, says the FASB - were 37 cents this quarter and 34 cents last year including the stock sale and 27 cents without it.

As noted, TITAN 5500 system sales were strong throughout the quarter, both for new installations and for upgrades. The announcement during the quarter by Bell Atlantic that Tellabs had been selected as its supplier for wideband digital cross-connect systems for the next five years reinforces the attractiveness of the TITAN product as a primary service-provisioning vehicle in backbone telecommunications networks. SONET-based system architectures continue to be the choice of service providers for high-traffic-density networks in North America, though the nature of the traffic traversing those networks is changing from primarily voice to primarily data traffic, and from mostly time-division to packet- and cell-based protocols.

Sales of the MartisDXX digital networking multiplexer increased over those a year ago by 26 percent, an increase lower than we have been accustomed to in recent quarters. This is primarily a consequence of adverse exchange rates during the quarter and of moderately diminished demand from several Asian customers experiencing currency problems in their home countries. (This current Asian situation illustrates the value to a company of having global market reach. We know that the world economy is simply not uniform and homogeneous. Differing factors will influence regional markets in often unpredictable ways and at unpredictable times. Without the leveling influence of significant

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diversity in market scope, a company is inevitably susceptible to these vagaries from time to time. And even with a broad market scope, some susceptibility will always exist. This is an uncertain world!)

One other item of significance should be noted here. In February, Tellabs announced the pending acquisition of Coherent Communications Systems Corporation. Coherent possesses considerable know-how and an enviable presence, especially in markets outside North America, in the area of echo cancellers, a product area of long-standing interest to Tellabs. We are delighted at the prospect of welcoming Dan McGinnis and the folks at Coherent to the Tellabs family. We are currently in the process of securing the necessary stockholder and government approvals for the transaction. We hope to consummate the merger during the second quarter.

As we look forward to the rest of 1998 and to the future, we find ourselves increasingly involved in strategic analysis and planning. Planning and analysis are fine, but implementation is the crucial issue and a key for Tellabs. This industry continues to grow, though not necessarily evenly around the globe, and to play an increasingly prominent role in the daily lives of most businesses and individuals. Both factors are likely to persist. Industry consolidation, so visible of late in the financial services industry, will likely continue to characterize our environment as well in the months ahead.

Telecommunications is an industry of scale, like it or not, and this reality has a tendency to drive industry dynamics. So does technology. Much has been written of late about innovation and new communication services based upon emerging technologies, most related to optical networking. Tellabs intends to stay abreast of the trends and technologies affecting telecommunications. This company has, we believe, a significant role to play in the future of this very exciting industry. We'll keep you informed along the way.


Sincerely,

/s/ Michael J. Birck
-----------------------
    Michael J. Birck
 Chief Executive Officer


First Quarter Earnings Release (website link to this information which is attached hereto as Exhibit 19.2)

     Results of Operations

     Condensed Consolidated Balance Sheet



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Common Stock Market Data

Tellabs' common stock is listed on The Nasdaq Stock Market under the symbol TLAB and appears in most daily newspaper stock tables as Telabs. At February 16, 1998, there were approximately 3,725 stockholders of record. Tellabs is a component of the Nasdaq-100 Index and the Standard & Poor's 500 Index.


10-K Report

Stockholders may obtain without charge a copy of the Tellabs 1997
Form 10-K as filed with the Securities and Exchange Commission upon request to:

     Secretary
     Tellabs, Inc.
     4951 Indiana Avenue
     Lisle, Illinois 60532 U.S.A.
     Edgar Archives

For Tellabs investor relations contact:

     Tom Scottino
     1.630.378.7504
     Tom_Scottino@pcmail.tellabs.com


Except for historical information, the matters discussed or incorporated by reference in this letter are forward-looking statements that involve risks and uncertainties associated with competition, market growth, customer acceptance and timely availability of products and features, as well as other risks that may be detailed from time to time in the company's filings with the Securities and Exchange Commission. Tellabs' actual future results could differ materially from those discussed here. The company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events.













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